SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-14625

TECH DATA CORPORATION

401(K) SAVINGS PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

TECH DATA CORPORATION

5350 Tech Data Drive

Clearwater, Florida 33760

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

INDEPENDENT AUDITOR’S REPORT

To the Plan Administrator

Tech Data Corporation 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Tech Data Corporation 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ SPENCE, MARSTON, BUNCH, MORRIS & CO.
Spence, Marston, Bunch, Morris & Co. Certified Public Accountants

June 19, 2003

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001

Investments at fair value:
Money market fund	$6,083,059	$4,006,200
Mutual funds	36,746,855	40,162,760
Tech Data Corporation common stock	14,701,114	28,684,327
Participant loans	2,389,812	2,136,122

Total investments	59,920,840	74,989,409

Receivables:
Employee contributions	245,237	170,851
Employer contributions	—	69,675

Total receivables	245,237	240,526

Net assets available for benefits	$60,166,077	$75,229,935

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended December 31,
	2002	2001
(Deductions from) additions to net assets attributable to:
Net depreciation in fair value of mutual funds	$(9,471,646)	$(8,075,434)
Net (depreciation) appreciation in fair value of Tech Data Corporation common stock	(8,815,669)	12,479,152
Interest and dividends	899,444	660,746

Investment (Loss) income	(17,387,871)	5,064,464

Employer contributions	461,154	2,115,416
Employee contributions	7,810,336	9,093,420

	8,271,490	11,208,836

Total (deductions) additions	(9,116,381)	16,273,300

Deductions from net assets attributable to:
Participant fees	12,731	15,469
Distributions to participants	5,934,746	5,338,051

Total deductions	5,947,477	5,353,520

Net (decrease) increase	(15,063,858)	10,919,780

Net assets available for benefits:
Balance, beginning of year	75,229,935	64,310,155

Balance, end of year	$60,166,077	$75,229,935

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1)    DESCRIPTION OF PLAN

The following description of the Tech Data Corporation 401(k) Savings Plan (the Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan, a defined contribution plan adopted January 1, 2000, is a result of the merger of the Tech Data Corporation Retirement Savings Plan and the Tech Data Corporation Employee Stock Ownership Plan, both defined contribution plans. Since its inception, the Plan has been amended regarding eligibility, maximum deferral rate, the definitions of “year of service”, “compensation” and other terms, and discrimination testing. The Plan covers all employees of Tech Data Corporation and affiliated companies based in the United States (“the Company”) who have completed 30 days of employment and are age eighteen or older with respect to elective contributions. Eligibility for participation with respect to employer contributions is upon completion of one year of service and age eighteen or older as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustees of the Plan executed a trust agreement and contract for administration of Plan assets and recordkeeping with Scudder Trust Company (“Scudder”) on June 29, 1999. Participants’ investment vehicle options are twelve mutual funds, a money market fund and common stock of Tech Data Corporation. Participants have the ability to direct the investment of their account balances among various combinations of these options. Each mutual fund account has unique and varied investment objectives including, but not limited to, corporate stock and debt instruments and money market instruments.

Contributions – Participants contribute to the Plan based on the amount they have specified in a salary deferral agreement. The Plan was amended effective January 1, 2002 to increase the maximum amount of annual compensation a participant can defer from 17% to 90% (subject to regulatory limitations). Contributions made by the Company are at the discretion of its Board of Directors and may consist of direct employer contributions and matching contributions. For the year ended December 31, 2001 and until April 2002, the Company matched 50% of salary deferrals up to 6% with Tech Data Corporation common stock. In March 2002, the Board of Directors of the Company approved the suspension of the Company matching contribution effective for the pay period beginning April 6, 2002.

Expenses of the Plan – All direct expenses incurred in the administration of the Plan are paid by the Company. Fees paid directly by participants are shown as a deduction from net assets in the Statement of Changes in Net Assets Available for Benefits.

Participant accounts – Earnings are allocated in proportion to the account values of the participant’s account which is invested in the investment facilities from which the earnings arise.

Loans – The Plan allows participants to borrow from the Plan for any purpose. Participants may borrow up to 50% of their vested account balance provided the loan does not exceed $50,000. Loans must be a minimum of $1,000 and are collateralized by the participant’s account.

Vesting – Participants are immediately vested in their voluntary deferral contributions, Company contributions to the Retirement Savings Plan prior to December 31, 1999 merged into the Plan, and earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of service for their ESOP merger account, and after four years of service for Company contributions and earnings thereon after January 1, 2000.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1)    DESCRIPTION OF PLAN, CONTINUED

Forfeitures – Contributions forfeited by terminated participants are used to reduce Company contributions. Forfeitures of $336,596 and $794,820 were used during 2002 and 2001, respectively, to reduce the Company’s matching contribution. Forfeitures and related earnings of approximately $113,000 and $205,000 were available to reduce Company contributions as of December 31, 2002 and 2001, respectively.

Payment of benefits – Participants are eligible to receive benefits (1) upon reaching retirement age, (2) upon the disability of the participant, or (3) upon termination of service. Distributions are normally paid in a lump-sum amount; however, participants may elect to have their ESOP merger account balances paid in annual installments. The amount of assets that have been allocated to participants who have withdrawn from the Plan as of December 31, 2002 and 2001, but for whom distribution of those funds from the Plan had not yet been made were $14,274,706 and $17,090,336, respectively.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The accounts of the Plan are maintained on the accrual basis.

Valuation of investments and income recognition – Investments in mutual funds, the money market fund, and Tech Data Corporation common stock are valued at the last reported sales price on the last business day of the Plan year. Net appreciation (depreciation) in the fair value of investments for the year is reflected in the Statement of Changes in Net Assets Available for Benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(3)    PARTICIPANT DIRECTED INVESTMENTS

The Plan’s participant directed investment funds at fair value as determined by quoted market price as of December 31, 2002 are summarized as follows:

	December 31, 2002
	Shares	Fair Value
Money market fund:
Scudder Cash Investment Trust	6,083,059	$6,083,059

Mutual funds:
Scudder High Income Fund	116,889	554,055
Strong Government Securities Fund	699,129	7,788,294
Scudder Balanced Fund	181,094	2,627,675
Scudder Pathway Series: Conservative	20,063	203,635
Scudder Pathway Series: Moderate	18,213	166,465

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(3)    PARTICIPANT DIRECTED INVESTMENTS, CONTINUED

Investments at fair value as determined by quoted market price, continued:

	Shares	Fair Value
Scudder Pathway Series: Growth	62,139	607,100
Scudder Growth and Income Fund	203,659	3,254,474
Scudder Large Company Growth Fund	456,361	8,219,064
Scudder International Fund	80,593	2,446,795
INVESCO Dynamics Fund	359,041	3,827,376
Managers Special Equity Fund	67,409	3,712,862
Vanguard 500 Index Fund	41,147	3,339,060

Total mutual funds		36,746,855

Tech Data Corporation common stock	540,639	14,701,114

Participant loans		2,389,812

Total investments at fair value		$59,920,840

Nonparticipant-directed investments of $82,043 and $31,156 are included in Tech Data Corporation common stock and Scudder Cash Investment Trust, respectively, at December 31, 2002.

The Plan’s participant directed investment funds at fair value as determined by quoted market price as of December 31, 2001 are summarized as follows:

	December 31, 2001
	Number of Shares	Fair Value
Money market fund:
Scudder Cash Investment Trust	4,006,200	$4,006,200
Mutual funds:
Scudder High Income Fund	65,409	347,976
Strong Government Securities Fund	445,893	4,811,184
Scudder Balanced Fund	167,230	2,923,172
Scudder Pathway Series: Conservative	10,438	116,388
Scudder Pathway Series: Moderate	13,593	144,771
Scudder Pathway Series: Growth	32,833	401,544
Scudder Growth and Income Fund	203,966	4,295,522
Scudder Large Company Growth Fund	453,845	11,622,971
Scudder International Fund	76,408	2,801,119
INVESCO Dynamics Fund	344,462	5,487,284
Managers Special Equity Fund	60,050	4,239,558
Vanguard 500 Index Fund	28,060	2,971,271

Total mutual funds		40,162,760

Tech Data Corporation common stock	661,653	28,684,327

Participant loans		2,136,122

Total investments at fair value		$74,989,409

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(3)    PARTICIPANT DIRECTED INVESTMENTS, CONTINUED

Nonparticipant-directed investments of $199,344 and $5,723 were included in Tech Data Corporation common stock and Scudder Cash Investment Trust, respectively, at December 31, 2001.

The Plan’s investments, including investments bought, sold and held during the year, (depreciated) appreciated in value by $(18,287,315) and $4,403,718 during the years ended December 31, 2002 and 2001, respectively, as follows:

	December 31,
	2002	2001
Scudder High Income Fund	$(68,791)	$(41,280)
Strong Government Securities Fund	177,762	(65,834)
Scudder Balanced Fund	(527,195)	(245,042)
Scudder Pathway Series: Conservative	(15,307)	(8,849)
Scudder Pathway Series: Moderate	(24,264)	(9,729)
Scudder Pathway Series: Growth	(134,025)	(49,246)
Scudder Growth and Income Fund	(1,048,236)	(572,976)
Scudder Large Company Growth Fund	(3,484,142)	(3,295,054)
Scudder International Fund	(503,988)	(990,066)
INVESCO Dynamics Fund	(1,898,349)	(2,220,499)
Managers Special Equity Fund	(1,050,037)	(301,392)
Vanguard 500 Index Fund	(895,074)	(275,467)
Tech Data Corporation common stock	(8,815,669)	12,479,152

Net (depreciation) appreciation fair value of investments	$(18,287,315)	$4,403,718

(4)    NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2002	2001
Net assets:
Tech Data Corporation common stock	$82,043	$199,344
Scudder Cash Investment Trust	31,156	5,723

	$113,199	$205,067

Changes in net assets:
Forfeited balances from participant directed funds	$271,040	$400,163
Forfeitures used for Company match	(336,596)	(794,820)
Earnings and (depreciation) appreciation	(26,312)	201,969

Net decrease in nonparticipant-directed investments	$(91,868)	$(192,688)

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(5)    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. See further discussion of employer contributions in Note (1) and Note (8).

(6)    INCOME TAX STATUS

The Plan obtained its latest determination letter on January 29, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. An application for a new determination letter was filed on June 9, 2003 and is pending as of the date of this report.

(7)    EXCESS CONTRIBUTIONS

Contributions received from participants for 2001 and employee contributions receivable at December 31, 2001, have been reduced for payments of $96,893, net of unrealized depreciation, made in March 2002 to certain participants to return excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

The Employer contributions for 2001 and employer contributions receivable at December 31, 2001 have also been reduced for payments of $22,303, including earnings, made in March 2002 to certain participants to return excess matching contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

There were no excess contributions for the year ended December 31, 2002.

(8)    SUBSEQUENT EVENTS

Effective January 1, 2003, the Plan was amended to permit an additional type of employer discretionary matching contribution, called an “incentive matching contribution.” The Company intends to make incentive matching contributions only if certain financial performance goals are met by the Company.

Effective August 1, 2003, the Company intends to transfer the Plan assets and recordkeeping and administrative services to Fidelity Investments.

TECH DATA CORPORATION

401(k) SAVING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

Schedule H, line 4i

Employer identification number: 59-1578329

Plan number: 003

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

PARTICIPANT-DIRECTED INVESTMENTS
*	Scudder Funds	6,051,903 shares, Scudder Cash Investment Trust	**	$6,051,903
*	Scudder Funds	116,889 shares, Scudder High Income Fund	**	554,055
	Strong Funds	699,129 shares, Strong Government Securities Fund	**	7,788,294
*	Scudder Funds	181,094 shares, Scudder Balanced Fund	**	2,627,675
*	Scudder Funds	20,063 shares, Scudder Pathway Series: Conservative	**	203,635
*	Scudder Funds	18,213 shares, Scudder Pathway Series: Moderate	**	166,465
*	Scudder Funds	62,139 shares, Scudder Pathway Series: Growth	**	607,100
*	Scudder Funds	203,659 shares, Scudder Growth and Income Fund	**	3,254,474
*	Scudder Funds	456,361 shares, Scudder Large Company Growth Fund	**	8,219,064
*	Scudder Funds	80,593 shares, Scudder International Fund	**	2,446,795
	INVESCO Family of Funds	359,041 shares, INVESCO Dynamics Fund	**	3,827,376
	Managers Funds	67,409 shares, Managers Special Equity Fund	**	3,712,862
	Vanguard Group	41,147 shares, Vanguard 500 Index Fund	**	3,339,060
*	Tech Data Corporation	537,596 shares, Tech Data Corporation common stock	**	14,619,070
	Participant loans	5.25%–10.5% principal and interest payable monthly; secured by participants vested accrued benefits.	**	2,389,812

NONPARTICIPANT-DIRECTED INVESTMENTS
*	Scudder Funds	31,156 shares, Scudder Cash Investment Trust	$31,156	31,156
*	Tech Data Corporation	3,043 shares, Tech Data Corporation common stock	126,741	82,044

				$59,920,840

*	Denotes exempt party-in-interest.
**	Information not required.

See accompanying independent auditor’s report on page 1

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

TECH DATA CORPORATION 401(K) SAVINGS PLAN
DATE:	June 30, 2003

By:	/s/ CHARLES V. DANNEWITZ
Name:	Charles V. Dannewitz Senior Vice President of Taxes and Treasurer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23.1	Consent of Independent Accountants
99.1	Certification pursuant to 18 USC Sec. 1350